Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Names Ian Welham as Senior VP Global Sales

Tel Aviv, Israel, September 3, 2015 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of IIM (Intelligent Infrastructure Management) and structured cabling solutions and the developer of an innovative indoor optical wireless technology solution (Beamcaster™), today announced the appointment of Ian Welham as Senior Vice President Global Sales effective immediately.

Ian Welham brings more than 20 years of telecommunications and business expertise in the ICT (Information and Communications Technology) sector. Formerly Head of Vodafone Hutchison Australia for Nokia Networks (previously NSN), Ian was responsible for the leadership and operational management for all business related operations with Vodafone Hutchison across Australia. Previously, Ian spent a large part of his career at BT Plc, serving as General Manager of Carrier Networks, where he helped establish BT Global Services as one of the UK’s leading network businesses.

“I’m delighted to welcome Ian to RiT’s executive management team”, said Yossi Ben-Harosh, President and CEO of RiT Technologies. “His leadership, experience and extensive business network will help us expand our converged IT infrastructure solutions business. This appointment is a key step towards building a new global management team for RiT.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: http://www.rittech.com